# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prospect Enhanced Yield Fund, CIK 0002027076
CUSIP: 74350T305
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001294357
Persons authorized to receive notices and communications: John F. Barry III, 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida (FL), 33401, 212-448-1858

## Reporting persons
- Barry John F (CIK 0001294357): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO), working capital (WC); sole voting power 1,075,346.23; shared voting power 0; sole dispositive power 1,075,346.23; shared dispositive power 0; aggregate amount beneficially owned 1,075,346.23 (85.6% of the class)
- John & Daria Barry Foundation (CIK 0002009659): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 1,075,346.23; shared voting power 0; sole dispositive power 1,075,346.23; shared dispositive power 0; aggregate amount beneficially owned 1,075,346.23 (85.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Name of issuer: Prospect Enhanced Yield Fund
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by adding the following:
Since the filing of the Amended Schedule 13D/A on November 7, 2025: the Foundation acquired an aggregate of 63,779.38 Shares through the Issuer's distribution reinvestment plan.
Item 5 of this Schedule 13D/A is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,255,989.05 Shares outstanding as of June 30, 2026, as reported by the Issuer. As of the date hereof, the Foundation directly holds 1,075,346.23 Shares. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,255,989.05 Shares outstanding as of June 30, 2026, as reported by the Issuer. As of the date hereof, the Foundation directly holds 1,075,346.23 Shares. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Transactions in the class effected during the past sixty days:
(1) On November 28, 2025, John. F. Barry and the John and Daria Barry Foundation received a dividend of 7,657.35 Shares at a weighted average price per share of $25.10.
(2) On December 31, 2025, John. F. Barry and the John and Daria Barry Foundation received a dividend of 7,706.10 Shares at a weighted average price per share of $25.13.
(3) On January 30, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 7,727.46 Shares at a weighted average price per share of $25.25.
(4) On February 27, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 8,096.65 Shares at a weighted average price per share of $24.28.
(5) On March 31, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 8,210.74 Shares at a weighted average price per share of $24.13.
(6) On April 30, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 8,147.09 Shares at a weighted average price per share of $24.51.
(7) On May 29, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 8,071.92 Shares at a weighted average price per share of $24.93.
(8) On June 30, 2026, John. F. Barry and the John and Daria Barry Foundation received a dividend of 8,153.06 Shares at a weighted average price per share of $24.87.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Barry John F: John F. Barry III, John F. Barry III (07/02/2026)
- John & Daria Barry Foundation: John F. Barry III, John F. Barry III Trustee (07/02/2026)